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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Rule 13d-102)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

IRVINE SENSORS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

463664 50 8

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A (Amendment No. 1)

CUSIP No.   46366 41 02

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLENBROOK CAPITAL, L.P., a Nevada Limited Partnership (the “Fund”) EIN: 86-0847279

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada limited partnership

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 300,041

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 300,041

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,041

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLENBROOK CAPITAL MANAGEMENT, a Nevada corporation (“GCM”) EIN: 86-0848410

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada corporation

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 300,041 shares, all of which are directly held by the Fund. GCM is one of the general partners of the Fund.

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 300,041 shares, all of which are directly held by the Fund. GCM is one of the general partners of the Fund.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GROVER T. WICKERSHAM

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.

Sole Voting Power
12,300 shares, of which 7,500 shares are held directly by the Grover T. Wickersham, P.C. Employee Profit Sharing Plan, as to which Mr. Wickersham serves as trustee, and 4,800 shares are held directly by Grover T. Wickersham, P.C., the professional corporation of which Mr. Wickersham is the principal owner.

Mr. Wickersham may be deemed to be the beneficial owner of such shares.

6.

Shared Voting Power
420,641 shares, 300,041 of which are directly held by the Fund and 120,600 of which are held by Oxcal Venture Fund, L.P., a limited partnership. Mr. Wickersham serves as one of two general partners of the Fund and is a principal shareholder of the corporate general partner of Oxcal. Mr. Wickersham disclaims beneficial ownership of the shares held directly by the Fund and Oxcal.

7.

Sole Dispositive Power
12,300 shares, of which 7,500 shares are held directly by the Grover T. Wickersham, P.C. Employee Profit Sharing Plan, as to which Mr. Wickersham serves as trustee, and 4,800 shares are held directly by Grover T. Wickersham, P.C., the professional corporation of which Mr. Wickersham is the principal owner.

8.

Shared Dispositive Power
420,641 shares, 300,041 of which are directly held by the Fund and 120,600 of which are held by Oxcal. Mr. Wickersham disclaims beneficial ownership of all the shares held directly by the Fund and Oxcal.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) .16%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer
IRVINE SENSORS CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices
3001 Redhill Avenue, Building 4
Costa Mesa, CA 92626

Item 2.
	(a)	Name of Person Filing
Glenbrook Capital, L.P. The general partners of Glenbrook Capital, L.P. are Glenbrook Capital Management, a Nevada corporation and Grover T. Wickersham.

	(b)	Address of Principal Business Office or, if none, Residence
430 Cambridge Avenue, Suite 100
Palo Alto, CA 94306

The above address is the address for Glenbrook Capital, L.P. and Grover T. Wickersham and Glenbrook Capital Management, the general partners.

	(c)	Citizenship
Glenbrook Capital, L.P. is a Nevada limited partnership. Glenbrook Capital Management, its general partner, is a Nevada corporation. Grover T. Wickersham is a U.S. citizen.

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
463664 50 8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Inapplicable

Item 4.	Ownership

The information regarding ownership as set forth in Items 5-9 of Pages 2-4 hereto is hereby incorporated by reference.

For a summary of total ownership by all Reporting Persons, see Exhibit A hereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of Members of the Group

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

GLENBROOK CAPITAL, LP
a Nevada limited partnership

	By:	GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation,
its General Partner

	By:	/s/ John Perry
	Name:	John Perry
	Title:	Chief Financial Officer

GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation

	By:	/s/ John Perry
	Name:	John Perry
	Title:	Chief Financial Officer

/s/ Grover T. Wickersham
Grover T. Wickersham

EXHIBIT A

SUMMARY OF SHARE OWNERSHIP

Name	Number of Shares Beneficially Owned		Percentage Owned
	Direct	Indirect	Direct	Indirect

Glenbrook Capital, L.P.	300,041	0	4.0%	0
Glenbrook Capital Management(1)	0	300,041(2)	0	4.0%
Grover T. Wickersham(1)	0	12,300(3)	0	0.16%

(1)     Glenbrook Capital Management, a Nevada corporation, and Grover T. Wickersham are the general partners of Glenbrook Capital, L.P., the Reporting Person. They are included in this Schedule 13G by virtue of that position in Glenbrook Capital, L.P., the reporting person.

(2)     Includes 300,041 shares held directly by Glenbrook Capital, L.P., as to which Glenbrook Capital Management may be deemed to be a beneficial owner by virtue of its position as a general partner of the limited partnership.

(3)     Includes (i) 7,500 shares held directly by the Grover T. Wickersham, P.C. Employee Profit Sharing Plan, as to which Mr. Wickersham serves as trustee, as to which he may be deemed to be the beneficial owner, but as to which he disclaims beneficial ownership to the extent such shares are held for the benefit of the employee-participants of the plan; (ii) 4,200 shares held directly by the Grover T. Wickersham, P.C., the professional corporation of which Mr. Wickersham is the majority owner, but excludes (a) 300,041 shares held directly by Glenbrook Capital, L.P., as to which Grover T. Wickersham may be deemed to be a beneficial owner by virtue of his position as a general partner of the limited partnership, but as to which Mr. Wickersham disclaims beneficial ownership; and (b) 120,600 shares held directly by Oxcal Venture Fund, L.P., as to which Mr. Wickersham may be deemed to be a beneficial owner by virtue of his position as a principal shareholder of the corporate general partner of the limited partnership, but as to which Mr. Wickersham disclaims beneficial ownership. Were the shares owned by Glenbrook Capital, L.P. and Oxcal Venture Fund, L.P. beneficially owned by Mr. Wickersham and not disclaimed, the total number of shares beneficially owned by him would be 432,941 and the percentage ownership would be 5.72%, based on the total number of shares of Common Stock outstanding of 7,566,839, as reported in the Issuer’s definitive proxy statement filed on January 28, 2003.